Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

February 12, 2009

Via EDGAR

Joanna Lam
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Ms. Lam:

Re:	Nova Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended February 29, 2008, Filed June 13, 2008
Form 10-Q for Fiscal Quarter Ended May 31, 2008, Filed July 21, 2008
Form 10-Q for Fiscal Quarter Ended August 31, 2008, Filed October 15, 2008
File No. 000-52668

We are counsel for the Company and write this letter on behalf of the Company. Your comments are reprinted below along with our response and, if applicable, our proposed changes to the relevant document.

Form 10-k for the Fiscal Year Ended February 29, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note that the opinion paragraph of the Malone & Bailey, PC report refers to your financial statements as of and for the years ended February 29, 2008 and February 28, 2007 and the results of your operations and your cash flows for “the periods described.” Please obtain and file an audit report from your auditors that is consistent with the reporting guidance in AU Section 508.08, which requires stating the periods that have been audited in the opinion paragraph.

ANSWER: The Company’s auditors, Malone & Bailey, PC, have revised the third paragraph of their audit opinion as follows:

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Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

“In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova, as of February 29, 2008 and February 28, 2007, and the results of its operations and its cash flows for the years then ended and the period from December 29, 2005 (inception) through February 29, 2008 in conformity with accounting principles generally accepted in the United States of America.”

Controls and procedures, page 17

2.

We note your conclusion on the effectiveness of your disclosure controls and procedures was based upon and as of the date of that evaluation. However, you did not mention the date of the evaluation in your disclosure. Please revise your disclosure as necessary to comply with Item 307 of Regulation S-K.

ANSWER: The disclosure will be revised to state that the evaluation was carried out as of February 29, 2008. The revised section is reproduced below:

ITEM 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of February 29, 2008, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the identification of a material weakness in our internal control over financial reporting which is identified below, which we view as an integral part of our disclosure controls and procedures.

3.

We note that your management assessed the effectiveness of your internal control over financial reporting as of February 29, 2008. However, you did not provide a statement as to whether or not internal control over financial reporting is effective. Given that you have indentified a material weakness in your internal control over financial reporting, it appears you would need to conclude that these were not effective. Please revise your disclosure as necessary to comply with Item 308(a)(3) OF Regulation S-K.

601 Union Street, Suite 4200, Seattle, Washington 98101 | www.deanlawcorp.com

Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

ANSWER: The disclosure will be revised to state that the controls were not effective. The revised section is reproduced below:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and our receipts and expenditures of are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of February 29, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that the Company’s internal controls over financial reporting are currently ineffective at preventing or detecting a material misstatement in the financial statements.

601 Union Street, Suite 4200, Seattle, Washington 98101 | www.deanlawcorp.com

Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

The material weakness relates to the lack of segregation of duties in financial reporting, as our financial reporting and all accounting functions are performed by an external consultant with no oversight by a professional with accounting expertise. Our Chief Executive Officer and Chief Financial Officer does not possess accounting expertise and we do not have a separately designated audit committee. This weakness is due to our lack of excess working capital to hire additional staff. To remedy this material weakness, we intend to engage another accountant to assist with financial reporting as soon as our finances will allow.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

4.

Your disclosure explaining that there have been no changes in your internal controls over financial reporting as of the end of the period covered by your report that could affect these controls subsequent to the date of the evaluation does not satisfy the requirements in Item 308(c) of Regulation S-K.

This guidance requires that you disclose any change in your internal control over financial reporting tat occurred during the last fiscal quarter (rather than subsequent to the date of the evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly.

ANSWER: The disclosure has been revised. The revised section is reproduced below:

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended February 29, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

601 Union Street, Suite 4200, Seattle, Washington 98101 | www.deanlawcorp.com

Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

Form 10-Q for the Quarter Ended August 31, 2008

General

5.

The comments written on your annual report which pertain to the date of evaluating the effectiveness of your disclosure controls and procedures; and concerning changes in your internal control over your financial reporting, also pertain to the corresponding disclosures in your two subsequent interim reports on Form 10-Q. Please revise accordingly.

ANSWER: The disclosure relating to the controls of the Form 10-Q for the Quarter Ended May 31, 2008 has been revised as follows:

Item 4T. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of May 31, 2008, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the identification of a material weakness in our internal control over financial reporting which is identified in our Management’s Report on Internal Control Over Financial Reporting included with our Annual Report on Form 10-K for the fiscal year ended February 29, 2008, which we view as an integral part of our disclosure controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation of these controls as of our last fiscal quarter that could have affected those controls subsequent to the date of the evaluation referred to in the previous paragraph, including any correction action with regard to deficiencies and material weakness.

601 Union Street, Suite 4200, Seattle, Washington 98101 | www.deanlawcorp.com

Tel: 206.274.4598 Fax: 206.493.2777 email: fdean@deanlawcorp.com

ANSWER: The disclosure relating to the controls of the Form 10-Q for the Quarter Ended August 31, 2008 has been revised as follows:

Item 4T. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of August 31, 2008, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of the identification of a material weakness in our internal control over financial reporting which is identified in our Management’s Report on Internal Control Over Financial Reporting included with our Annual Report on Form 10-K for the fiscal year ended February 29, 2008, which we view as an integral part of our disclosure controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation of these controls as of our last fiscal quarter that could have affected those controls subsequent to the date of the evaluation referred to in the previous paragraph, including any correction action with regard to deficiencies and material weakness.

Once you agree to our proposed changes, we will file the revised documents on EDGAR. Please contact me if you have any questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean
Attorney-at-Law

601 Union Street, Suite 4200, Seattle, Washington 98101 | www.deanlawcorp.com